1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Nauman Malik nauman.malik@dechert.com +1 202 261 3456 Direct +1 202 261 3062 Fax

July 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company LLC
Registration	Statement on Form N-2
File	Numbers: 333-196590; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company LLC, a Delaware limited liability company (the “Registrant”), enclosed please find pre-effective amendment No. 2 to the Registrant’s registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which includes an audited schedule of investments of the Registrant as of June 30, 2014.

Please direct any questions concerning the enclosed to the undersigned at (202) 261-3456 or Thomas J. Friedmann at (202) 261-3313.

Very truly yours,

/s/ Nauman S. Malik